ASP VENTURES CORP.

SEESTRASSE 8, CH-8072

ZOLLIKON, SWITZERLAND

Telephone: 011 41 44 202 0080

Facsimile: 011 41 44 202 0082

January 7, 2009

Ethan Horowitz

Division of Corporation Finance

100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: ASP Ventures Corp.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 9, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Filed May 15, 2008

Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed December 19, 2008

Commission File No. 000-28589

Dear Mr. Horowitz:

Thank you for your comments dated December 23, 2008 to our submissions on Forms 10-K and 10-Q for ASP Ventures Corp. (“Company”) dated April 9, 2008, May 15, 2008 and December 19, 2008 respectively.

We write to request up to an additional ten days, until January 16, 2009, to respond to your comments and revise the affected submissions according to our responses. Our request is predicated on the timing of our receipt of the comment letter which we received on January 5, 2009 due to the holiday season and the nature of comments received that require us to obtain revised audit reports from two auditing firms.

We thank you for your consideration of our request and respectfully ask that in the event that this extension request is not acceptable that such position is communicated to us as soon as is practicable at the following address, telephone number and fax number:

Ruairidh Campbell

         Orsa & Company

         600 Westwood Terrace

Austin, Texas 78746

     Telephone: (512) 462-3327

     Facsimile: (512) 462-3328

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Yours faithfully,

/s/ Kurt Dalmata

Kurt Dalmata, Chief Executive Officer